Evergy, Inc. 1200 Main Street Kansas City, MO 64105

August 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karl	Hiller

  Branch Chief

  Office of Energy & Transportation

RE: Evergy,	Inc.

  Form 10-K for the Fiscal Year ended December 31, 2021

  Filed February 25, 2022

  File No. 001-38515

Dear Mr. Hiller:

The following is the response of Evergy, Inc. (the “Company”) to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated July 22, 2022 (the “Comment Letter”), concerning the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on February 25, 2022.

To assist in your review, the Staff’s comment is repeated below in bold face type with the Company’s response set forth immediately following.

Form 10-K for the Fiscal Year ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Non-GAAP Measures, page 38

1.

We note that you identify several non-GAAP measures in your Executive Summary though do not mention Utility Gross Margin, which you also identify as a non-GAAP measure for Evergy Inc., Evergy Kansas Central, Inc., and Evergy Metro, Inc. in your tabulations of operating results on pages 45, 55, and 58. We see that you define the measure on page 44 as operating revenues less fuel and purchased power costs and amounts billed by the SPP for network transmission costs.

We also see that you utilize these non-GAAP measures within MD&A in your analyses of operating results. Based on your disclosures, these measures appear to exclude amounts that would be attributable to a GAAP measure of cost of revenue, as would be reflected in a GAAP measure of gross margin. We believe that you should identify gross margin as the most comparable GAAP measure in providing the disclosures required by Item 10(e)(1)(i)(A) and Item 10(e)(1)(i)(B) of Regulation S-K.

Evergy, Inc. 1200 Main Street Kansas City, MO 64105

Please revise your Executive Summary to include disclosures that encompass these non- GAAP measures along with the most directly comparable GAAP-based measures. Please submit the revisions that you propose to address these prominence and reconciliation requirements, utilizing gross margin as the most comparable GAAP measure.

Response:

The Company respectfully acknowledges the Staff’s comment and view that for the presentation of the non-GAAP measure of utility gross margin, the most directly comparable GAAP measure is gross margin. In future filings, in the event the Company presents non-GAAP utility gross margin, the Company will reconcile utility gross margin to GAAP gross margin and will revise its Executive Summary to include the disclosure of non-GAAP utility gross margin as a non-GAAP measure. The Company has provided an illustrative example of the disclosure and reconciliation below, as if included in the Company’s Form 10-K for fiscal year ended December 31, 2021. The Company plans to incorporate a similar disclosure and reconciliation in future filings if the Company elects to present non-GAAP utility gross margin in such filings.

The Company proposes to include the following within the “Non-GAAP Measures” disclosure of the Executive Summary:

Utility Gross Margin (non-GAAP)

Utility gross margin (non-GAAP) is a financial measure that is not calculated in accordance with GAAP. Utility gross margin (non-GAAP), as used by the Evergy Companies, is defined as operating revenues less fuel and purchased power costs and amounts billed by the SPP for network transmission costs. Expenses for fuel and purchased power costs, offset by wholesale sales margin, are subject to recovery through cost adjustment mechanisms. As a result, changes in fuel and purchased power costs are offset in operating revenues with minimal impact on net income. In addition, SPP network transmission costs fluctuate primarily due to investments by SPP members for upgrades to the transmission grid with the SPP RTO. As with fuel and purchased power costs, changes in SPP network transmission costs are mostly reflected in the prices charged to customers with minimal impact on net income. See Note 2 to the consolidated financial statements for additional information regarding the manner in which the Evergy Companies’ reflect SPP revenues and expenses. The Evergy Companies’ definition of utility gross margin (non-GAAP) may differ from similar terms used by other companies.

Utility gross margin (non-GAAP) is intended to enhance an investor’s overall understanding of results. Management believes that utility gross margin (non-GAAP) provides a meaningful basis for evaluating the Evergy Companies’ operations across periods because utility gross margin (non-GAAP) excludes the revenue effect of fluctuations in fuel and purchased power costs and SPP network transmission costs. Utility gross margin (non-GAAP) is used internally to measure performance against budget and in reports for management and the Evergy Board. Utility gross margin (non-GAAP) should be viewed as a supplement to, and not a substitute for, gross margin, which is the most directly comparable financial measure prepared in accordance with GAAP. Gross margin under GAAP is defined as the excess of sales over cost of goods sold.

Utility gross margin (non-GAAP) differs from the GAAP definition of gross margin due to the exclusion of operating and maintenance expenses determined to be directly attributable to revenue-producing activities, depreciation and amortization and taxes other than income tax. See the Evergy Companies’ Results of Operations for a reconciliation of utility gross margin (non-GAAP) to gross margin, the most comparable GAAP measure.

Evergy, Inc. 1200 Main Street Kansas City, MO 64105

The Company also proposes the following disclosure and reconciliation to be included within Evergy’s Results of Operations in MD&A. The Company would provide similar disclosures for Evergy Kansas Central, Inc. and Evergy Metro, Inc. that are not included below.

Gross Margin and Utility Gross Margin (non-GAAP)

The following table summarizes Evergy’s gross margin and MWhs sold and reconciles Evergy’s gross margin to Evergy’s utility gross margin (non-GAAP). See “Executive Summary—Non-GAAP Measures”, above for additional information regarding gross margin and utility gross margin (non-GAAP).

	Revenues and Expenses			MWhs Sold
	2021	Change	2020	2021	Change	2020
	(millions)			(thousands)
Retail revenues
Residential	$1,918.3	$9.1	$1,909.2	15,715	232	15,483
Commercial	1,681.3	39.6	1,641.7	17,659	664	16,995
Industrial	597.0	8.3	588.7	8,608	365	8,243
Other retail revenues	33.1	(5.4)	38.5	131	(1)	132
Total electric retail	4,229.7	51.6	4,178.1	42,113	1,260	40,853
Wholesale revenues	717.2	453.2	264.0	15,916	1,056	14,860
Transmission revenues	356.8	38.3	318.5	N/A	N/A	N/A
Other revenues	283.0	130.2	152.8	N/A	N/A	N/A
Operating revenues	5,586.7	673.3	4,913.4	58,029	2,316	55,713
Fuel and purchased power	(1,557.0)	(458.0)	(1,099.0)
SPP network transmission costs	(290.4)	(27.2)	(263.2)
Operating and maintenance (a)	(535.7)	12.4	(548.1)
Depreciation and amortization	(896.4)	(16.3)	(880.1)
Taxes other than income tax	(380.5)	(16.3)	(364.2)
Gross margin (GAAP)	1,926.7	167.9	1,758.8
Operating and maintenance (a)	535.7	(12.4)	548.1
Depreciation and amortization	896.4	16.3	880.1
Taxes other than income tax	380.5	16.3	364.2
Utility gross margin (non-GAAP)	$3,739.3	$188.1	$3,551.2

(a) Operating and maintenance expenses which are deemed to be directly attributable to revenue-producing activities have been separately presented in order to calculate gross margin as defined under GAAP.

Gross Margin

Evergy’s gross margin increased $167.9 million in 2021, compared to 2020, primarily due to non-regulated energy marketing margins related to the February 2021 winter weather event, higher retail sales driven by favorable weather and demand, and lower transmission and distribution operating and maintenance expenses; partially offset by higher depreciation expense and higher property taxes.

Utility Gross Margin (non-GAAP)

Evergy’s utility gross margin (non-GAAP) increased $188.1 million in 2021, compared to 2020, driven by:

•	$94.5 million of non-regulated energy marketing margins recognized at Evergy Kansas Central related to the February 2021 winter weather event;

•

an $84.1 million increase primarily due to higher retail sales driven by favorable weather (cooling degree days increased 13%, partially offset by a 5% decrease in heating degree days) and an increase in weather-normalized commercial and industrial demand partially offset by a decrease in weather-normalized residential demand;

Evergy, Inc. 1200 Main Street Kansas City, MO 64105

•	a $38.3 million increase in transmission revenue primarily due to updated transmission costs reflected in Evergy Kansas Central’s FERC transmission formula rate (TFR) effective in January 2021; and

•	a $1.4 million net increase due to other impacts from the February 2021 winter weather event driven by:

•

$33.8 million increase at Evergy Kansas Central driven by higher utility gross margin (non-GAAP) at its non-regulated 8% ownership share of Jeffrey Energy Center (JEC) due to higher wholesale sales prices and MWhs sold in February 2021; partially offset by

•

$21.0 million decrease at Evergy Missouri West driven by $14.8 million of increased fuel and purchased power costs in February 2021 that are not currently recoverable from customers through its fuel recovery mechanism and a $6.2 million decrease related to a special requirements contract with an industrial customer; and

•

an $11.4 million decrease at Evergy Metro primarily driven by jurisdictional allocation differences currently present between its fuel recovery mechanisms in Missouri and Kansas regarding its refund to customers for the net increase in wholesale revenues in February 2021; partially offset by

•

a $30.2 million decrease in revenues at Evergy Kansas Central and Evergy Metro due to rate reductions beginning January 1, 2021, in Kansas to reflect their exemption from Kansas corporate income taxes.

*****

We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions, or require clarification on any of the responses provided, please do not hesitate to contact me at (816) 654-1628 or kirk.andrews@evergy.com or Steven Busser, Vice President and Chief Accounting Officer at (816) 654-1601 or steve.busser@evergy.com.

Very truly yours,

/s/ Kirkland B. Andrews

Kirkland B. Andrews
Executive Vice President and Chief Financial Officer

cc:	Steven Busser, Vice President and Chief Accounting Officer, Evergy, Inc.

Christie Dasek-Kaine, Senior Director, Counsel and Assistant Corporate Secretary, Evergy, Inc.

Lily Dang, Securities and Exchange Commission

Mark Wojciechowski, Securities and Exchange Commission